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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               -----------------------


                                      FORM 11-K

                  (Mark One)
                   X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  ---
                      SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                       For the fiscal year ended June 30, 1994
                                         OR
                  --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ---------- to ----------

                            Commission file number 1-9759


                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                                IMC FERTILIZER, INC.
        REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO


                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             IMC FERTILIZER GROUP, INC.
                        2100 Sanders Road, Northbrook, Illinois  60062















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








                                      CONTENTS
                                      --------

       Report of independent auditors


       Financial statements
       --------------------
       Statements of assets available for plan benefits
       Statements of changes in assets available for plan benefits Notes to financial statements


       Supplemental schedules                                    Schedule
       ----------------------                                    ---------

       Investments                                                  1
       Reportable transactions                                      2

                           REPORT OF INDEPENDENT AUDITORS




       Plan Administrator
       Salary Reduction Plan for Hourly Employees of
         IMC Fertilizer, Inc. Represented by
         United Steelworkers of America at Carlsbad, New Mexico

       We have audited the accompanying statements of assets available for plan benefits of the Salary Reduction Plan for Hourly Employees of IMC Fertilizer, Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (Plan) as of June 30, 1994 and 1993, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of June 30, 1994 and 1993, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments and reportable transactions as of or for the year ended June 30, 1994, respectively, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


       ERNST & YOUNG LLP



       December 12, 1994

                    SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                                IMC FERTILIZER, INC.
                  REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                                CARLSBAD, NEW MEXICO
                  ------------------------------------------------
                  STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
                  ------------------------------------------------
                               June 30, 1994 and 1993
                               ----------------------
                                                       1994         1993
                                                    ----------   ----------
       Investments:
         U.S. government and
          government sponsored
          enterprise obligations
          (cost - $200,813)                                     $   202,000
         The Northern Trust Company
          Collective Treasury Bond
          Index Fund (7,260 shares;
          cost - $1,444,217)                        $1,341,212    1,035,587
         The Northern Trust Company Collective
          Short Term Investment Fund (17,775
          units; cost - $17,775)                        17,775       40,526
                                                    ----------   ----------
           Total investments                         1,358,987    1,278,113

       Receivables:
         Contributions receivable                        7,775       10,745
         Accrued interest                                   27        3,117
                                                    ----------   ----------
           Total receivables                             7,802       13,862

       Cash                                                 18
                                                    ----------   ----------

       Assets available for plan benefits           $1,366,807   $1,291,975
                                                    ==========   ==========


             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
             -----------------------------------------------------------
                     For the Years Ended June 30, 1994 and 1993
                     ------------------------------------------
                                                       1994          1993
                                                    ----------    ----------

       Investment income (loss):
         Interest                                   $   93,377   $   68,628
         Net (depreciation) appreciation in fair
           value of investments                       (110,926)      12,020
                                                    ----------   ----------
           Total investment (loss) income              (17,549)      80,648

       Participant contributions                       241,800      179,025

       Cash distributed to withdrawing
        participants                                  (149,419)    (100,010)
                                                    ----------   ----------
       Net increase in assets available
        for plan benefits                               74,832      159,663

       Assets available for plan benefits -
        beginning of year                            1,291,975    1,132,312
                                                    ----------   ----------

       Assets available for plan benefits -
        end of year                                 $1,366,807   $1,291,975
                                                    ==========   ==========

                         (See Notes to Financial Statements)

                    SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                                IMC FERTILIZER, INC.
                  REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                                CARLSBAD, NEW MEXICO
                  ------------------------------------------------
                            NOTES TO FINANCIAL STATEMENTS
                            -----------------------------

       1.  Description of the Plan
           -----------------------

       General
       -------
           The Salary Reduction Plan for Hourly Employees of IMC Fertilizer, Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) was established on July 1, 1983 and was most recently restated on June 30, 1991. Hourly employees at Carlsbad, New Mexico operations of IMC Global Operations Inc. (the Company), formerly IMC Fertilizer, Inc., represented by the United Steelworkers of America (the Union) are eligible to participate in the Plan.

           Separate accounts are maintained for each participant. Plan units are valued on the last day of each month; each participant's account balance is adjusted for contributions, withdrawals, if any, interest and gain or loss.

           The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $250 each pay period, but not to exceed 25 percent of the participant's compensation within the meaning of Section 415 of the Internal Revenue Code (the Code). A participant may change the amount of payroll deduction on each July 1. The Plan provides a qualified cash and deferred arrangement within the meaning of Section 401(k) of the Code; such contributions were subject to the calendar year maximum of $9,240 in 1994 ($8,994 in 1993). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

           The Plan is maintained pursuant to a collective bargaining agreement between the Company and the Union.

           Certain administrative expenses of the Plan are borne by the Company.

       Investments
       -----------
           The Plan investments at June 30, 1994 were administered by The Northern Trust Company as successor trustee to the Western Commerce Bank under a trust agreement dated September 30, 1983. The assets were transferred from the Western Commerce Bank as of December 31, 1992.
       The trustee is permitted to invest contributions only in securities issued or fully guaranteed as to payment of principal and interest by the United States government or an agency thereof, or funds investing in such securities, including interest bearing accounts insured by the Federal Deposit Insurance Corporation. The Plan may purchase stock of the Company with certain limits and restrictions.

       Vesting and Participation
       -------------------------
           All Plan participants are immediately and nonforfeitably vested in their Plan accounts. Employees become eligible to join the Plan as a vested participant on the July 1 following the date they become an employee at the Company plant in Carlsbad, New Mexico, on an hourly basis and fall within the jurisdiction of the Union.

       Withdrawals
       -----------
           A participant may withdraw his or her interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

       Deferred Distributions
       ----------------------
           A participant having a plan account valued in excess of $3,500 who terminates employment may defer receipt of his entire plan account until no later than his 70th birthday.


       2.  Summary of Significant Accounting Policies
           ------------------------------------------

       Investment Valuation
       --------------------
           All investments are carried at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of The Northern Trust Company Collective Treasury Bond Index Fund and units of The Northern Trust Company Collective Short Term Investment Fund is the net asset value of those shares or units, as computed by the respective funds.

       Income Recognition
       ------------------
           Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Interest is recorded as earned on an accrual basis.

       Contributions
       -------------
           Participant contributions are recorded each pay period as withheld by the Company.

       Employee Withdrawals
       --------------------
           Withdrawals are recorded when payments are made to participants. There were no unpaid withdrawals at June 30, 1994 and 1993.

       Reclassifications
       -----------------
           Certain 1993 amounts have been reclassified in the financial statements to conform to the 1994 presentation.

       3.  Net Appreciation (Depreciation) in Fair Value of Investments
           ------------------------------------------------------------
           Net appreciation (depreciation) in fair value of the Plan's investments as determined by quoted market price for the year ended June 30 was as follows:

                                                  1994               1993
                                                --------          ---------
       U.S. government and government
         sponsored enterprise obligations            (812)        $   1,187
       Mutual funds                             $(110,114)           10,833
                                                ---------         ---------
                                                $(110,926)        $  12,020
                                                =========         =========


       4.  Significant Investments
           -----------------------
           Investments that represent 5 percent or more of assets available for plan benefits at June 30 were as follows:

                                                  1994              1993
                                               ---------         ----------
       U.S. government and government
         sponsored enterprise obligations -
         U.S. Treasury note, 6.375%,
           due August 31, 1993                                   $  100,516
         U.S. Treasury note, 5.375%,
           due April 30, 1994                                       101,484

       The Northern Trust Company Collective
         Treasury Bond Index Fund              $1,341,212         1,035,587


       5.  Federal Income Tax Status
           -------------------------
           The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Sections 401(a) and 401(k) of the Code and that the Trust is exempt from taxation under Section 501(a) of the Code. The Plan is required to operate in conformity with the Code in order to maintain its qualified status. The Plan Administrator is not aware of any course of events or series of transactions that would affect the qualified status of the Plan.

                               SUPPLEMENTAL SCHEDULES
                               ----------------------

                                                             Schedule 1


                    SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                                IMC FERTILIZER, INC.
                  REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                                CARLSBAD, NEW MEXICO

                                     INVESTMENTS
                                     -----------


                                                 June 30, 1994
                                   -----------------------------------------
                                   Number of shares              Fair market
               Description              or units        Cost        value
       --------------------------- ----------------  ----------  -----------

       The Northern Trust Company
        Collective Treasury Bond
        Index Fund (1)                7,260 shares   $1,444,217  $1,341,212

       The Northern Trust Company
        Collective Short Term
        Investment Fund (1)          17,775 units        17,775      17,775
                                                     ----------  ----------

         Total investments                           $1,461,992  $1,358,987
                                                     ==========  ==========


       NOTE:

       (1)  Party-in-interest transactions not prohibited by ERISA.

                                                            Schedule 2




                    SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                                IMC FERTILIZER, INC.
                  REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                                CARLSBAD, NEW MEXICO
                  ------------------------------------------------
                               REPORTABLE TRANSACTIONS
                               -----------------------
                              YEAR ENDED JUNE 30, 1994
                              ------------------------


                                     Purchases             Sales
                                 ---------------   --------------------------
                                                                        Gain
             Description         Number    Cost    Number Proceeds      (loss)
       ------------------------- ------   -------  ------ --------    --------

       U.S. Treasury SER 6.375%,
         due 8-31-93                                 1    $100,000    $(563)

       U.S. Treasury SER 5.375%,
         due 4-30-94                                 1     100,000     (250)

       The Northern Trust Company
         Collective Treasury Bond
         Index Fund (2)            38    $417,936    1       2,223     (147)

       The Northern Trust Company
         Collective Short Term
         Investment Fund (1) (2)   26     444,164   26     421,413



       NOTES:

       (1) Party-in-interest transactions not prohibited by ERISA.

       (2) Due to the nature of these transactions, there is no gain or loss on disposition.

                                     SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      Salary Reduction Plan for Hourly Employees of
                      IMC Fertilizer, Inc. Represented by
                      United Steelworkers of America at Carlsbad, New Mexico

                                         ROBERT C. BRAUNEKER
                              -------------------------------------------
                                         Robert C. Brauneker
                              Chairman of the Employee Benefits Committee

       Date:  December 22, 1994

         Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

              Signature              Title                    Date
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       ROBERT C. BRAUNEKER
       -------------------
       Robert C. Brauneker  Executive Vice President      December 22, 1994
                            Chief Financial Officer


       JOHN E. GALVIN
       --------------
       John E. Galvin       Vice President and Treasurer  December 22, 1994


       C. STEVEN HOFFMAN
       -----------------
       C. Steven Hoffman    Senior Vice President,        December 22, 1994
                            Marketing

       ALLEN C. MILLER
       ---------------
       Allen C. Miller      Senior Vice President,        December 22, 1994
                            Human Resources


       MARSCHALL I. SMITH
       ------------------
       Marschall I. Smith   Senior Vice President,        December 22, 1994
                            Secretary and General Counsel


       JAMES D. SPEIR
       --------------
       James D. Speir       President and                 December 22, 1994
                            Chief Operating Officer